VIA EDGAR

Ms. Jan Woo, Legal Branch Chief

Mr. Kyle Wiley, Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited

Response to the Staff’s Comments on

Registration Statement on Form F-3

Filed on November 10, 2021 (File No. 333-260944)

Dear Ms. Woo and Mr. Wiley:

On behalf of our client, Aurora Mobile Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 10, 2022, on the Company’s Registration Statement on Form F-3 filed on November 10, 2021 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the revisions discussed in this letter, and certain exhibits via EDGAR with the Commission.

Aurora Mobile Limited

April 29, 2022

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Cover Page

1.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosure where applicable in the Amendment No. 1.

2.

Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions the company has satisfied for consolidation of the VIE under U.S. GAAP. The disclosure also should clarify that you are the primary beneficiary of the VIE for accounting purposes. These disclosures should be reflected throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1.

3.	Provide prominent disclosure about whether the PCAOB is able to investigate completely your auditor and whether and how the Holding Foreign Companies Accountable Act will impact your business.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, the prospectus summary, as well as pages 17, 18, 25 and 26 of the Amendment No. 1.

Aurora Mobile Limited

April 29, 2022

4.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Amendment No. 1.

Our Company, page 4

5.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please move the condensed consolidating schedule to the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 to 15 of the Amendment No. 1.

6.

State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Additionally, describe the consequences to you and your investors if you, your subsidiaries or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 to 7 of the Amendment No. 1.

Aurora Mobile Limited

April 29, 2022

7.

We note your disclosure that “the WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.” Please clarify whether or not you have paid dividends to your investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment No. 1.

8.	Please disclose whether the PCAOB has been or is currently unable to inspect your auditor.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, as well as pages 17 and 25 of the Amendment No. 1.

Risk Factors, page 14

9.

Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, as well as pages 8, 17, 18, 25 and 26 of the Amendment No. 1.

Aurora Mobile Limited

April 29, 2022

*                *                 *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive Officer, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP